Exhibit 16.1

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms. March 7, 2024 Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on March 6, 2024, to be filed by our former client, Climb Global Solutions, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm. Very truly yours, 90 Woodbridge Center Dr., 4th Floor Woodbridge, NJ 07095 Tel: 732-750-0900 Fax: 732-750-1222 www.bdo.com